Exhibit 99.1

Termination Agreement

This Termination Agreement (“Agreement”) is made effective as of ________, 2025 (the “Effective Date”) by and between ________________, a company incorporated in the British Virgin Islands (“Seller”), and Fangdd Network Group Ltd., a company incorporated in the Cayman Islands (“Buyer”).

Recitals

A. Seller and Buyer entered into that certain Patent Purchase Agreement, dated as of June 21, 2024 (the “Patent Purchase Agreement”), whereby Buyer intends to purchase certain patents from Seller.

B. As of the Effective Date, the purchaser price under the Patent Purchase Agreement has not been paid, and the parties hereto intend to terminate the Patent Purchase Agreement on the terms and conditions set forth herein.

The parties hereto therefore agree as follows:

Agreement

1. Termination of Agreement. The parties hereto agree that and acknowledge that, as of the Effective Date, the Patent Purchase Agreement, including the transactions contemplated thereunder, be, and hereby are, terminated and of no further force and effect.

2. Further Cooperation. At any time or from time to time after the Effective Date, the parties hereto agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereto.

3. Counterparts. This Agreement may be executed electronically and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4. Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes any prior or contemporaneous written or oral agreements between them concerning the subject matter of this Agreement.

5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong in all respects without giving effect to conflict of law principles thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

By:
Name:
Title:

Signature Page to Termination Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

FANGDD NETWORK GROUP LTD.

By:
Name:	Xi Zeng
Title:	Chairman of the Board and Chief Executive Officer

Signature Page to Termination Agreement